Exhibit 99.4

January 19, 2011

BY ELECTRONIC MAIL AND OVERNIGHT COURIER

James C. Dyer, IV
Blueknight Energy Partners , L.P.
Two Warren Place
6120 South Yale Avenue,  Suite 500
Tulsa, Oklahoma  74136
jcd@vitol.com

Dear Mr. Dyer:

We have received your letter of January 18, 2011.  We were surprised to receive a response which was jointly addressed to Solus and to Swank Capital.  Solus has not been acting in concert with Swank Capital nor with any other party in its current efforts to protect its investment in Blueknight Energy Partners (the “Partnership”).

Notwithstanding the statements made in your letter, we wish to emphasize that at no time was Solus made “welcome” to submit a proposal for a restructuring of the Partnership.  In fact, we are extremely disappointed that the general partner of the Partnership did not approach us for access to the capital which you apparently know that we have. Your contention that Vitol presented the only path for the Partnership’s financial recovery is unsupportable. We remain ready to discuss a possible debt/equity infusion, or another transaction, for the Partnership on significantly better economic terms than those which the general partner obtained from its controlling persons.

While we find it heartening to learn that you are open to considering modifications to the Global Transaction Agreement, we believe that it would be a mistake for the general partner to revisit the Unitholder Proposals with your Conflicts Committee without first vetting the concerns of the Partnership’s major investor constituents.  There can be no assurance that changes unilaterally presented to the Conflicts Committee would ameliorate the serious concerns which many of the Partnership investors apparently hold, both as to the terms of the Unitholder Proposals and as to the process by which approval is sought.

The better process by far would be to arrange a meeting between the Conflicts Committee and the most significant Partnership investors, at which an equitable financial restructuring could be discussed.  Based upon public filings, we believe that the major investors would be open to such a meeting, provided that the Partnership’s “group rule”, which effectively prohibits combinations of 20% or more of the Partnership investors, was waived by the general partner.  Accordingly, we urge you to arrange for an appropriate investor meeting prior to revisiting the Unitholder Proposals with your Conflicts Committee.

This letter has been written without prejudice to any rights or remedies Solus may have at law or in equity, all of which are expressly reserved.

Very truly yours,

/s/ Christopher Pucillo
Christopher Pucillo
President & Chief Investment Officer,
Solus Alternative Asset Management LP